FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of October, 2002

TAG Oil Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	    X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		    X    		No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

						TAG Oil Ltd.
						(Registrant)
Date:	October 30, 2002

						(Signature)

						Garth Johnson
						(Name)

						Secretary/CFO
						(Title)


This is the form of material change report required under section
85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. 	Reporting Issuer

	TAG Oil Ltd.
	887 Helmcken Street
	Vancouver, B.C.  V6Z 1B1

Item 2.	Date of Material Change

	On or about October 30, 2002

Item 3.	Press Release

	October 30, 2002, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG has executed agreements to acquire interests in three exploration permits in the Taranaki Basin in New Zealand.

Item 5.	Full Description of Material Change



           TAG Oil Acquires Important Taranaki Basin Acreage



Vancouver, British Columbia - October 30, 2002-- /PRNewswire/
TAG Oil Ltd. (OTCBB: TAGOF) is pleased to announce that it has executed agreements to acquire interests in three exploration permits in the Taranaki Basin in New Zealand.

The company has secured 20% interest in two onshore blocks, PEP 38723 and PEP 38741. These blocks are situated in what is considered prime exploration acreage for the discovery of shallow Mt. Messenger oil pools. The potential for Mt Messenger discovery is clearly demonstrated by the nearby Goldie, Ngatoro and Kaimiro discoveries that have combined reserves of approximately 8.85 million barrels of oil equivalent. PEP 38723 and 38741 also include large deep gas prospects and leads which are becoming increasingly valuable in light of New Zealand's impending gas supply shortfall and market growth.

TAG Oil's strategy is to participate in an 80-sq. km. 3D seismic program over these permits with its partners in early 2003. This program is expected to generate numerous prospects for follow-up and an ongoing drilling program in 2003 and 2004. These new permits are strategically located in a proven oil system and infrastructure and ideally suited to making profitable discoveries.

The Company's other interest, a 25% stake in PEP 38480, is located offshore, adjacent to Shell's recent Pohokura gas-condensate discovery. Pohokura is a major new field with an estimated 1 trillion cubic feet of gas and 53 million barrels of condensate. Two similar but smaller targets have been identified in PEP 38480 from existing seismic and well control. Specialized techniques will be applied to the seismic data to delineate these targets and assess their potential for future drilling.

These interests were acquired from two affiliated companies, Indo-Pacific Energy and Gondwana Energy by way of terms in line with industry standards.

With only 183 wells drilled to date, the Taranaki Basin is relatively immature and is only lightly explored. Despite the low drilling activity, over 455 million barrels of oil and condensate and 7 trillion cubic feet of gas have been discovered. Importantly, limited 3D seismic data has been acquired onshore to date but where it has been utilized it has been employed with success rates as high as 50% in the Mt. Messenger Sandstones.

Recent exploration successes in the Taranaki Basin have resulted in increasing international recognition and growing awareness within the petroleum industry. We have concluded that the basin is reaching a critical turning point in its evolution and believe that the Mt. Messenger project will play a pivotal role in this development. Our new interests are key components in our growth strategy, providing TAG Oil opportunities, now and into the future.

For further Information:

Republic Communications
1 866 414-4144

Garth Johnson, Director
1 604 609-3351


Item 6.	Reliance on Section 85(2) of the Act

	N/A

Item 7.	Omitted Information

	None

Item 8.	Senior Officers

	Garth Johnson, Corporate Secretary and Chief Financial
	Officer(604) 682-6496

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


October 30, 2002 "Garth Johnson"
Garth Johnson, Corporate Secretary/Chief Financial Officer

	Place of Declaration:  Vancouver, British Columbia



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